CG Variable Annuity Account II: CIK 0000277418

This submission is being made solely to obtain a new 1933 Act Number for the following variable annuity product under Connecticut General Life Insurance Company’s separate account CG Variable Annuity Account II (811-01819) for the purposes of correcting incorrectly filed CIK numbers. The separate account is administered by Prudential Retirement Insurance and Annuity Company:

Contract: CG Group Variable Annuity II (Contract ID C000219480)

Previous filings for this contract may be found under CIK 0000310968 and 1933 Act Number 002-32094.